UNITED STATES
                          SECURITIES AND
                                EXCHANGE
                                COMMISSION
                                WASHINGTON, D.C.
                                20549

                                      FORM 12b-
25
                           Commission File
                              Number 1-13760
                              NOTIFICATION OF
                              LATE FILING
(CHECK ONE):  /X /Form 10-K / /Form 11-K / /Form
20-F / /Form 10-Q / /Form N-SAR
          For Period Ended:   12/31/98
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                 /  / Transition Report on Form
10-K
                 /  / Transition Report on Form 20-
                 F /  / Transition Report on Form
                 11-K /  / Transition Report on
                 Form 10-Q /  / Transition Report
                 on Form N-SAR For the Transition
                 Period Ended:
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 READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING
                   FORM. PLEASE
PRINT OR TYPE.
 NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
                       THAT
THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED
HEREIN.
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If the notification relates to a portion of the
filing
checked above, identify
the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
The Network Connection, Inc. ----------------------
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Former Name if Applicable

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Address of Principal Executive Office (Street and
Number)
1324 Union Hill Road
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City, State and Zip Code
Alpharetta, GA  30004
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable
detail in Part III of this
      form could not be eliminated without
unreasonable effort or
            expense;
       (b)  The subject annual report, semi-
annual report, transition report
            on Form 10-K, Form 20-F, 11-K or
Form N-SAR, or portion thereof,
/x /        will be filed on or before the
fifteenth
calendar day  following
     the prescribed due date; or the subject
quarterly report of
            transition report on Form 10-Q, or
portion thereof will be filed
            on or before the fifth calendar day
following
the prescribed due
            date; and
(c) The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if
applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the timing and difficulty of the
reporting process
and auditor review
the additional expense would be unreasonable.



(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/84)



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Bryan Carr                             770
751-0889
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                    (Name)                (Area
Code) (Telephone Number)
(2) Have all other periodic reports required under Section
13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of
                       the
Investment Company
  Act of 1940 during the preceding 12 months or
                    for such
shorter period
  that the registrant was required to file such
                    report(s)
been filed? If
    answer is no, identify report(s).
/x/ Yes  / / No

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(3) Is it anticipated that any significant
change in results of operations
   from the corresponding period for the last
                   fiscal year
will be reflected
    by the earnings statements to be included in the subject report or portion thereof?
/x/ Yes  / / No

 If so, attach an explanation of the anticipated
                     change,
both narratively
 and quantitatively, and, if appropriate, state
                       the
reasons why a reasonable
    estimate of the results cannot be made.

The  Company  expects to report decreased  revenues
and  a  greater net loss for the fiscal year  ended
December  31, 1998 over 1997 results.  The  Company
expects  to  report a net loss of $8.7 million,  or
$1.97   a   share   based  on  4,426,535   weighted
average  shares,  on revenues of $5.0  million  for
the  fiscal  year  ended December  31,  1998.  That
compares  with  a net loss of $2.0 million,  or  53
cents   per  share  based  on  3,845,097   weighted
average  shares,  on revenues of $7.8  million  for
1997.  Approximately, $6.2 million,  or  $1.40  per
share,  of  the  loss  for  1998  is  expected   to
result  from  charges related to  a  provision  for
doubtful   accounts  and  inventory   and   special
charges as defined below.

Revenues  are  expected to  decrease  36%  to  $5.0
million  for  the  fiscal year ended  December  31,
1998  from  $7.8 million for the fiscal year  ended
December  31,  1997. This decrease  will  primarily
result  from  deliveries in 1997 of  the  Company's
larger    AirView   systems   to   Fairlines    and
shipments  on  the  South  Korean  Government  High
School  Program, which did not occur  in  the  1998
period.

It  is  expected  that the provision  for  doubtful
accounts  and  inventory  will  reflect  a   change
from  fiscal 1997 of  $5.6 million for  the  fiscal
year  ended  December 31, 1998:  $2.7  million  for
the   fiscal  year  ended  December  31,  1998   is
expected   to   result   from   a   writedown    of
inventories  and  a  reserve  for  the  uncertainty
and   possible   uncollectibility  of   outstanding
receivables  due  to (i) repeated program  schedule
delays  by  Fairlines  under  a  contract  for  the
delivery   and  installation  of  AirView   on   10
aircraft   and  (ii)  the  length  of   time   that
accounts  receivable  for  extended  programs  with
Fairlines  and  the  South Korean  Government  High
School   Program   (which  was  impacted   by   the
adverse  economic conditions in Asia  during  1998)
have  been  past  due;   $1.0 million  increase  in
the  provision  for doubtful accounts  is  expected
to  result  from a reserve taken for  a  fixed  fee
arrangement     with    a    major     aeronautical
electronics  company negotiated in June  1998  with
respect   to   the  licensing  of   the   company's
technology;  $1.9 million in 1998  is  expected  to
result  from  accounts receivable in dispute  under
an  agreement  for  the installation  and  delivery
of   CruiseView  on  a  vessel  for  Star  Cruises.
While  the  Company has commenced  proceedings  for
arbitration  to  enforce  its  rights   under   the
agreement  for  the  Star Cruises  program,  should
the   Company  be  unsuccessful  in  enforcing  its
contractual  rights in arbitration,  an  additional
writedown  of  approximately  $1.9  million   could
occur.

Special   charges   for  fiscal   year   1998   are
expected   primarily   from   the   write-off    of
$595,263  in  other assets which  were  capitalized
in   1997   and  related  to  costs  for  obtaining
Federal     Aviation     Administration     ("FAA")
certification  for  the Company's  AirView  system.
These  costs  previously were being amortized  over
10  years.  These assets were written  off  due  to
the  uncertainty of recoverability  resulting  from
the  inability  of  Fairlines to obtain  additional
aircraft  for  installation of the  AirView  system
and  absence  of  additional  orders  received  for
the   AirView  system  for  use  in  a   commercial
aircraft requiring FAA certification.

The Network Connection, Inc.
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                 (Name of Registrant as
Specified in Charter)
has caused this notification to be signed on its
                     behalf
by the undersigned
    hereunto duly authorized.


    Date       3/31/99
By
/s/  Wilbur Riner
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Wilbur Riner, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the
person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION___
____________
___________________
 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                   CONSTITUTE
FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C.
1001).
________________________________________________
____________ ___________________
                             GENERAL
INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR
240.12b-25) of the General
   Rules and Regulations under the Securities
                  Exchange Act
of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
                   Securities
and Exchange
     Commission, Washington, D.C. 20549, in
                 accordance with
Rule O-3 of the
   General Rules and Regulations under the Act.
The information contained in
 or filed with the form will be made a matter of
                     public
record in the
   Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which
                    any class
of securities of
   the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been
correctly furnished. The form shall
   be clearly identified as an amended
notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to
electronic difficulties. Filers unable
    to submit a report within the time period
                 prescribed due
to difficulties in
electronic filing should comply with either Rule
                     201 or
Rule 202 of
   Regulation S-T (Section 232.201 or Section
                   232.202 of
this chapter) or apply
  for an adjustment in filing date pursuant to
                   Rule 13(b)
of Regulation S-T
   (Section 232.13(b) of this chapter).